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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                           Oracle Systems Corporation
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68389X105
                    ----------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              PAGE 1 OF 5 PAGES
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CUSIP No. 68389X105                  13G               PAGE 2 OF 5 PAGES
          -----------

 1   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Lawrence Joseph Ellison

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          Not Applicable.                                        (a)  [  ]
                                                                 (b)  [  ]
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

               5    SOLE VOTING POWER

  NUMBER OF              67,302,794 (includes options to purchase
                         1,285,000 shares exercisable within
                         60 days of December 31, 1994)
    SHARES
 BENEFICIALLY  6    SHARED VOTING POWER
   OWNED BY
     EACH                -0-
   REPORTING
    PERSON     7    SOLE DISPOSITIVE POWER
     WITH
                         67,302,794 (includes options to purchase
                         1,285,000 shares exercisable within
                         60 days of December 31, 1994)

               8    SHARED DISPOSITIVE POWER

                         -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          67,302,794 (includes options to purchase
          1,285,000 shares exercisable within
          60 days of December 31, 1994)

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          22.84%

 12    TYPE OF REPORTING PERSON

          IN
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CUSIP No. 68389X105                  13G               PAGE 3 OF 5 PAGES
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Item 1(a).  Name of Issuer

            Oracle Systems Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices

            500 Oracle Parkway,
            Redwood City, CA 94065

Item 2(a).  Name of Person Filing

            Lawrence Joseph Ellison


Item 2(b).  Address of Principal Business Office or, if none, Residence

            500 Oracle Parkway,
            Redwood City, CA 94065


Item 2(c).  Citizenship

            United States


Item 2(d).  Title of Class of Securities

            Common Stock, par value $.01 per share


Item 2(e).  CUSIP Number

            68389X105


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [ ] Broker or Dealer registered under Section 15 of the Act;

                (b) [ ] Bank as defined in section 3(a)(6) of the Act;

                (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;





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CUSIP No. 68389X105                  13G               PAGE 4 OF 5 PAGES
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                (d) [ ] Investment Company registered under section 8 of the
          Investment Company Act;

                (e) [ ] Investment Adviser registered under section 203 of the Investment Company Act of 1940;

                (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F);

                (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7); or

                (h) [ ] Group, in accordance with Section
          240.13d-1(b)(1)(ii)(H).


Item 4.   Ownership

                (a) Amount Beneficially Owned:

                    67,302,794 (includes options to purchase 1,285,000 shares exercisable within 60 days of December 31, 1994)

                (b) Percent of Class:    22.84%

                (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote
                        67,302,794 (includes options to purchase 1,285,000 shares exercisable within 60 days of December 31, 1994)

                   (ii) shared power to vote or to direct the vote
                        -0-

                  (iii) sole power to dispose or to direct the disposition of
                        67,302,000 (includes options to purchase 1,285,000 shares exercisable within 60 days of December 31, 1994)

                   (iv) shared power to dispose or to direct the disposition of
                        -0-


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.





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CUSIP No. 68389X105                  13G               PAGE 5 OF 5 PAGES
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Item 7.   Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported on by the Parent Holding Company

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          Not Applicable.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February  10, 1995
                            -----------------------------------
                                      Date


                            /s/ Lawrence J. Ellison
                            -----------------------------------
                                Lawrence J. Ellison,
                                President and Chief Executive Officer